UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39088

Aesthetic Medical International Holdings Group Limited

(Exact name of registrant as specified in its charter)

1122 Nanshan Boulevard

Nanshan District, Shenzhen

Guangdong Province, China 518052Telephone: +86 (755) 2665 0533

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value US$0.001 per share

American depositary shares, each representing three ordinary shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  55

Pursuant to the requirements of the Securities Exchange Act of 1934, Aesthetic Medical International Holdings Group Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Aesthetic Medical International Holdings Group Limited
Date: August 11, 2026
	By:	/s/ Guanhua Wu
	Name:	Guanhua Wu
	Title:	Chief Financial Officer